January 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Mason Industrial Technology, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 22, 2021

Registration Statement on Form S-1

Filed January 12, 2021

File No. 333-252051

Ladies and Gentlemen:

On behalf of Mason Industrial Technology, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated January 26, 2021 with respect to the Company’s Registration Statement on Form S-1 (“Form S-1”) and Amendment No. 1 to Form S-1 (the “Amendment No. 1”). This letter is being submitted together with the Company’s Amendment No. 2 to Form S-1 filed on January 26, 2021 (“Amendment No. 2”), which has been revised to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Securities and Exchange Commission

January 26, 2021

1.	Staff’s comment: In response to comment 1 you revised your risk factor to disclose that “[i]n addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act.” However, we note that “Article XIII - Exclusive Forum for Certain Lawsuits” in Exhibit 3.2 does not contain this clause. Please revise your amended and restated certification of incorporation to disclose the application of your exclusive forum clause to claims under the Securities Act and the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 19 of the amended and restated certificate of incorporation relating to the application of the exclusive forum clause to claims under the Securities Act and the Exchange Act.

2.	Staff’s comment: We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive” jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 72 in the section entitled “Risk Factors” of Amendment No. 2 and on page 19 in Section 9.3 of Exhibit 4.4 to Amendment No. 2.

Securities and Exchange Commission

January 26, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6780 or Stephen Fraidin at 212-504-6600 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Patti, Jr.

Via-E-mail:

cc:	James McGovern, Mason Industrial Technology, Inc.

Stephen Fraidin, Cadwalader, Wickersham & Taft LLP